UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of           August          , 20 08
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ]
Enclosure: 2007 Annual Report of Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA
(Registrant)
Date August 6, 2008	By	/s/ Harsya Denny Suryo
(Signature) Harsya Denny Suryo Vice President Investor Relation & Corporate Secretary

THE FIRST HALF OF 2008 RESULTS (UNAUDITED) August 6, 2008

TICKERS:
NYSE	:	TLK
LSE	:	TKIA
IDX	:	TLKM
DIVISIONS:
Regional Divisions:I, II, III, IV, V, VI and VII
ISSUED SHARES:
20,159,999,280 shares

SHAREHOLDERS COMPOSITION:
Govt. of Indonesia	:	51.19%
Public	:	46.70%
Treasury Stock	:	2.11%
CONVERSION RATES (US$ 1.00):
2007 = Rp.9,047.5 (June 30,2007)
2008 = Rp.9,220.0 (June 30,2008)
NOTABLE FIGURES:
■	The company’s total dividend payouts from Net Income of 2007 financial year is 70%, which consists of 55% cash dividend and 15% special dividend

■	The company continued its share buyback program with a maximum of Rp.3 trillion.

■	The MoU (Minutes of usage) fixed wireless and cellular has increased significantly, by 49% and 184%, respectively.

■	During 1H08, there were 2,964 new BTS for fixed wireless and cellular with a total capex amount of Rp.8.34 trillion

■	For first half 2008, the company has booked net income of Rp.6.3 trillion compared to Rp.6.6 trillion in the same period last year

■	Based on YoY, total revenue in gross basis increased by 6.2%
TELKOM FINANCIAL
INDICATORS — 1H/08
(in Rp.Tn)
FINANCIAL HIGHLIGHTS (Consolidated):

	1H/07		1H/08		Growth (%)
Key Indicators	Net	Gross	Net	Gross	Net	Gross
Op. Revenues (Rp. bn)	28,507	29,788	30,178	31,641	5.9	6.2
Op. Expenses (Rp. bn)	15,466	16,748	17,710	19,173	14.5	14.5
Op. Income (Rp. bn)	13,041	13,041	12,468	12,468	-4.4	-4.4
EBITDA (Rp. bn)	18,191	18,191	18,211	18,211	0.1	0.1
Net Inc. (Rp. bn)	6,625	6,625	6,298	6,298	-4.9	-4.9
Net Inc./Share(Rp)	331.5	331.5	317.8	317.8	-4.1	-4.1
Net Inc./ADS(Rp)	13,259.6	13,259.6	12,713.2	12,713.2	-4.1	-4.1
EBITDA Margin (%)	63.8	61.1	60.3	57.6	-3.5	-3.5

*)	In net basis
**)	In gross basis
FIXED LINE LIS vs CELLULAR SUBSCRIBERS
1H/07
(in million)
OPERATIONAL HIGHLIGHTS:

	1H/07	1H/08
Descriptions	(‘000)	(‘000)	Growth (%)
Fixed Line:
LIS Wireline	8,706	8,654	-1
LIS Wireless (Flexi):	5,086	7,392	45
— Post paid	819	763	-7
— Prepaid	4,267	6,630	55
Total	13,792	16,046	16
Cellular:
— Postpaid	1,809	1,894	5
— Prepaid	41,002	50,549	23
Total	42,811	52,443	22

ADSL (Speedy)	167	392	135

*	LIS (Line in Service) = Subscribers + Public Phone
DISCLAIMER
This document contains financial conditions and result of operation, and may also contain certain projections, plans, strategies, and objectives of the Company, which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements, by their nature, involve risk and uncertainty that could cause actual results and development to differ materially from those expressed or implied in these statements. TELKOM does not guarantee that any action, which should have been taken in reliance on this document will bring specific results as expected.
Investor Relations & Corporate Secretary
PT. TELEKOMUNIKASI INDONESIA Tbk
Grha Citra Caraka, 5th floor
Jl. Gatot Subroto No.52, Jakarta

Phone	:	62 21 5215109
Fax	:	62 21 5220500
Email	:	investor@telkom.co.id
Website	:	www.telkom-indonesia.com

First Half 2008 Results (Unaudited)

PT. TELEKOMUNIKASI INDONESIA, Tbk.
ANNOUNCEMENT FOR
THE FIRST HALF OF 2008 RESULTS (Un-audited)
Jakarta, August 6, 2008 — PT Telekomunikasi Indonesia, Tbk. (“TELKOM” or “the Company”), has announced its operational and un-audited consolidated financial statement result for the first half 2008. All financial figures in this report are prepared in accordance with Generally Accepted Accounting Principles in Indonesia (Indonesian GAAP).
FINANCIAL RESULTS
Profit and Loss Statement
This report compares the Company’s financial results as of June 30, 2008 with the same period last year.
Operating Revenues
Operating Revenues increased by Rp.1,671.8 billion or 5.9% compared to the same period last year summarized as follows:
Revenues Contribution
1H/08:
▪	Data and Internet revenues increased by Rp.1,031.6 billion or 16.4% compared to the same period last year, mainly due to the growth from SMS production (Flexi & Cellular), which grew by 58.7% to 1,438 billion and Speedy subscribers which grew by 135%.

▪	Cellular revenues increased by Rp.778.0 billion or 6.8% compared to the same period last year, mainly due to the growth in Telkomsel’s Minutes of Usage (MOU) by 184.1% as a result from the subscribers growth by 22% to 52.4 million.

▪	Network revenues increased by Rp.290.0 billion or 137.5% due to increased in leased line revenue by 289.7% as a result from the growth of leased line sales by 29%.

▪	Meanwhile, Fixed line Revenues decreased by Rp.378.4 billion or 6.7% compared to the same period last year, mainly due to the decreasing in wireline pulses production by 18.5% to 34.7 billion pulses.

First Half 2008 Results (Unaudited)

TELKOMFlexi revenue contributed to total TELKOM’s revenue in the amount of Rp.1,813.2 billion consisting of installation charges, monthly subscription charges, local & domestic long distance revenues which amounted to Rp. 716.3 billion, while interconnection, SMS and internet revenues amounted to Rp. 848.3 billion, Rp. 224.0 billion and Rp. 24.6 billion, respectively.
With regards to the implementation of the cost-based interconnection scheme, we have reported our interconnection revenue in 2008 on a net basis.
To make similar comparison with the cost based interconnection scheme in the previous year, we represent the following QoQ proforma table which are presented on a net and gross basis:

	Net Basis			Gross Basis
Account	Q1/08	Q2/08	Growth	Q1/08	Q2/08	Growth
Op. Rev. (Rp. bn)	15,032	15,147	0.8%	15,813	15,828	0.1%
Op. Exp. (Rp. bn)	8,489	9,221	8.6%	9,271	9,902	6.8%
Op. Inc. (Rp. bn)	6,542	5,926	-9.4%	6,542	5,926	-9.4%
Net Inc. (Rp. Bn)	3,207	3,091	-3.6%	3,207	3,091	-3.6%
EBITDA (Rp. bn)	9,339	8,872	-5.0%	9,339	8,872	-5.0%
EBITDA Margin (%)	62.1%	58.6%	-3.6%	59.1%	56.0%	-3.0%
Based on QoQ comparison, for H1/08, Operating Revenues increased by 0.8% and 0.1% for net basis and gross basis, respectively.
Operating Expenses
Operating Expenses increased by Rp.2,244.6 billion or 14.5%, summarized as follows:
Expenses Contribution
1H/08:
▪	Operation & Maintenance Expense increased by Rp.1,162.1 billion or 26.1%, mainly resulting from the Telkomsel’s network infrastructure growth (BTS grew by 23% from 18,677 to 23,056 units and overall network capacity increased by 22%), which effected costs, frequency fees and power supply costs.

▪	Depreciation Expenses increased by Rp.587.9 billion or 12.7%, mainly from the Telkomsel’s network infrastructure growth.

▪	Marketing Expenses increased by Rp.286.6 billion or 47.5%, mainly due to increasing in marketing and promotion programs for cellular and Flexi and also increase in customer education program related to increasing competition in our business recently.

First Half 2008 Results (Unaudited)

▪	Personnel expenses increased by Rp.213.7 billion, or 5.2% due to The main contributors were the increase in a vacation pay, incentives and other benefits and from employee income tax payment related to these benefits. The increase was also due to changing of the discount rate assumption of the actuary calculation by 0.25%.

▪	Meanwhile, General and Administrative expenses decreased by Rp.5.8 billion, or 0.3%, mainly due to a decrease in general and social contributions.
For the period ending June 30, 2008, TELKOM recorded Operating Income of Rp.12,468.0 billion or decrease of 4.4% compared to the same period last year and EBITDA of Rp. 18,210.5 billion or an increase of 0.1%.
Capital Expenditure
During the first half 2008, total capex absorption for TELKOMGroup amounted to Rp.8.34 trillion mainly for Telkom (unconsolidated) and Telkomsel amounted Rp.2.1 trillion and Rp.6.24 trillion, respectively. In this period, there were 2,198 Telkomsel’s new BTS ( including 374 3G-BTS) installed and 766 Flexi’s new BTS.
Consolidated Debt
As of June 30, 2008, the breakdown of debt portfolio (short-term and long-term) in foreign currencies and Rupiah equivalents were as follows:

	Original (in million)		Rp (in billion)		Portion (%)
Currencies	1H/07	1H/08	1H/07	1H/08	1H/07	1H/08
IDR / Rupiah	8.852.083	8.673.393	8.852	8.673	57.4%	62.2%
U.S. Dollar	596	450	5.381	4.153	34.9%	29.8%
Japanese Yen	13.813	12.670	1.013	1.111	6.6%	8.0%
EURO	15	—	178	—	1.2%	0.0%
Total			15.424	13.938	100.0%	100.0%
TELKOM as a parent company hedged its foreign currency exposures through time deposit placements, mainly in US Dollars that covered 24.3% of foreign debts from July 1, 2008 to June 30, 2009.
OPERATIONAL RESULTS
Fixed-Lines in Service (including Fixed Wireless)
As of June 30, 2008, TELKOM recorded 16.0 million fixed lines in service, consisting of 8.6 million fixed wirelines and 7.4 million fixed wireless.

First Half 2008 Results (Unaudited)

Fixed-Wireless CDMA Services
In this period, TELKOMFlexi’s BTS has grown to 2,677. As of June 30, 2008, TELKOMFlexi from total fixed wireless access subscribers reached 7.4 million. Currently, Flexi’s ARPU (blended) decreased by 29.8 % to around Rp.41K. Meanwhile, the total wireless production grew by 49.3% from 4,055 billion minutes to 6,056 billion minutes.
For detail information of TELKOMFlexi performance as of June 30, 2008, please see on Table 7.
TELKOM International Call (TIC-007 & TG 017)
As of June 30, 2008, Telkom International Call generated Rp 788 billion in revenues (gross basis), from both TIC-007 & TG 017 revenues, and TELKOM also recorded incoming and outgoing international traffic of 660.8 million minutes and 143.1 million minutes, respectively.
Cellular Services
At the end of 1H08, Telkomsel’s customers reached 52.4 million. During this period, Telkomsel added 4.6 million which was 37% lower than the net-addition in 1H07.
During the first half 2008, Telkomsel added 2,198 new BTS (including 374 3G-BTS). As of June 30, 2008, total Telkomsel’s BTS grew by 23% to 23,056 units.
Telkomsel continuously introduced new value added services to its customers. In April, Telkomsel launched Telkomsel Collect Call for simPATI and Kartu As users. In May, Telkomsel launched the first Prepaid BlackBerry Internet Services in Indonesia.
Data and Internet Services
Dial up Internet (TELKOMNet Instan)
In the first half 2008, total of 2.4 million users accessed to TELKOMNet Instan and premium prepaid dial-up internet services with a total usage of 1,576 million minutes.
Broadband Services
As of June 30, 2008, there were 392K subscribers of broadband ADSL internet access (Speedy) or grew by 135% from 167K subscribers compared to last year. The revenues from Speedy services for the first half 2008 has reached Rp.572.3 billion or grew by 164% compared to

First Half 2008 Results (Unaudited)

same period last year.
Human Resources
As of June 30, 2008, the total number of employees at TELKOM (as a parent company) and Telkomsel were 25,352 persons and 4,057 persons respectively.
Employee productivity as measured by total revenues per employee as of June 30, 2008 was Rp.1,190 million or increased by 6.9% compared to last year.
Recent Developments
TELKOM’s AGM RESULTS
The Company has announced the AGMS results of the Company held on June 20, 2008 in Jakarta, approved and decided the following matters, related to dividend.
a.	To approve the appropriation of the Company’s net profit for 2007 financial year in the amount of Rp12,857,018,335,808 which will be distributed as follows:
(i)	Cash dividend 55% of net profit or Rp7,071,360,084,694 (including interim dividend in the amount of Rp965,398,167,891 or Rp48.45 per share, to make a total of cash dividend which will be paid is Rp6,105,961,916,803 or minimum of Rp309.4179 (three hundred and nine Rupiah, point four one seven nine) per share based on the number of shares that have been issued (not including the shares that have been bought back by the Company) as of the recording date). This dividend has been paid on July 31, 2008.

(ii)	Special cash dividend 15% of net profit or Rp1,928,552,750,371. Payment of special cash dividend for 2007 financial year Rp1,928,552,750,371 or minimum of Rp.97.7289 per shares based on total shares that have been issued (not including shares that have been bought back by the Company) as of the recording date, shall be distributed as follows:

Recording Date	= 14 October 2008; 16.00 WIB
Regular and Negotiation Market
Cum Dividend	= 9 October 2008
Ex. Dividend	= 10 October 2008
Cash Market

First Half 2008 Results (Unaudited)

Cum Dividend	= 14 October 2008
Ex. Dividend	= 15 October 2008
Payment Date	= 28 October 2008
Meanwhile, related to the Company’s Share Buyback Program II on the terms and conditions specified in Disclosure of Information on the Share Buyback Program III announced, disseminated and informed to the Shareholders on 23 May 2008 and 26 May 2008, which contain, among others with total fund to be used for Share Buyback III is in the maximum of Rp3,000,000,000,000. The period of share buyback shall be a maximum of eighteen (18) months effective from the date of the AGMS approving the Company’s Share Buyback III. (to see the details of AGMS Results, please see the release on www.telkom-indonesia.co.id).
VP Investor Relations & Corporate Secretary,
HARSYA DENNY SURYO

First Half 2008 Results (Unaudited)

Table 1
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
June 30, 2007 and 2008
(in million Rupiah)

	2007	2008
ASSETS

CURRENT ASSETS
Cash and cash equivalents	10,828,433	10,942,829
Temporary investments	188,139	182,685
Trade receivables
Related parties — net of allowance for doubtful accounts of Rp.93,475 million in 2007 and Rp.148,797 million in 2008	552,736	536,235
Third parties — net of allowance for doubtful accounts of Rp.914,743 million in 2007 and Rp.1,061,773 million in 2008	3,152,873	2,768,072
Other receivables — net of allowance for doubtful accounts of Rp.5,423 million in 2007 and Rp.11,163 million in 2008	58,781	189,163
Inventories — net of allowance for obsolescence of Rp.53,555 million in 2007 and Rp.58,954 million in 2008	204,262	295,442
Prepaid expenses	1,474,455	1,338,464
Claim for tax refund	359,582	420,550
Prepaid taxes	25,939	84,045
Restricted time deposits	8,829	21,244

Total Current Assets	16,854,029	16,778,729

NON-CURRENT ASSETS
Long-term investments — net	99,091	137,802
Property, plant and equipment — net of accumulated depreciation of Rp.49,603,908 million in 2007 and Rp.57,775,661 million in 2008	57,694,609	63,329,530
Property, plant and equipment under Revenue-Sharing Arrangements — net of accumulated depreciation of Rp.544,133 million in 2007 and Rp.540,831 million in 2008	849,683	631,488
Prepaid pension benefit cost	229	398
Advances and other non-current assets	605,633	1,811,306
Goodwill and other intangible assets — net of accumulated amortization of Rp.4,233,123 million in 2007 and Rp.5,299,967 million in 2008	3,912,073	3,104,099
Escrow accounts	1,394	42,859

Total Non-current Assets	63,162,712	69,057,482

TOTAL ASSETS	80,016,741	85,836,211

First Half 2008 Results (Unaudited)

Table 1 ( continued)
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
June 30, 2007 and 2008
(in million Rupiah)

	2007	2008
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables
Related parties	771,959	1,398,689
Third parties	4,925,415	6,058,388
Other payables	29,726	35,172
Taxes payable	1,731,773	1,646,401
Dividends payable	8,420,466	11,751,595
Accrued expenses	2,688,965	2,896,082
Unearned income	2,017,152	1,882,883
Advances from customers and suppliers	161,885	121,002
Short-term bank loans	934,844	70,984
Current maturities of long-term liabilities	4,812,499	5,281,675

Total Current Liabilities	26,494,684	31,142,871

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	3,223,024	3,106,209
Unearned income on Revenue-Sharing Arrangements	678,878	392,647
Accrued long service awards	70,675	79,655
Accrued post-retirement health care benefits	2,737,812	2,719,583
Accrued pension and other post-retirement benefits costs	1,081,003	1,286,572

Long-term liabilities — net of current maturities
Obligations under capital leases	199,677	225,764
Two-step loans — related party	3,761,537	3,539,074
Bank loans	2,926,870	3,247,074
Deferred consideration for business combinations	3,013,103	1,847,389
Total Non-current Liabilities	17,692,579	16,443,967

MINORITY INTEREST	7,092,289	7,863,148

STOCKHOLDERS’ EQUITY
Capital stock — Rp.250 par value per Series A Dwiwarna share and Series B share
Authorized — 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	5,040,000	5,040,000
Additional paid-in capital	1,073,333	1,073,333
Treasury stock — 211,290,500 shares in 2007 and 426,290,500 shares in 2008	(1,829,138)	(3,798,701)
Difference in value arising from restructuring transactions and other transactions between entities under common control	180,000	270,000
Difference due to change of equity in associated companies	385,595	385,595
Unrealized holding gain from available-for-sale securities	10,569	8,981
Translation adjustment	228,520	228,914
Retained earnings
Appropriated	6,700,879	10,557,984
Unappropriated	16,947,431	16,620,119

Total Stockholders’ Equity	28,737,189	30,386,225

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	80,016,741	85,836,211

First Half 2008 Results (Unaudited)

Table 2
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(in million Rupiah)

	2007	2008
OPERATING REVENUES
Telephone
Fixed lines	5,639,074	5,260,686
Cellular	11,398,521	12,176,568
Interconnection
Revenues	5,802,820	5,864,545
Expenses	(1,281,828)	(1,463,002)
Net	4,520,992	4,401,543
Data and Internet	6,283,445	7,315,049
Network	210,871	500,872
Revenue-Sharing Arrangements	234,509	184,779
Other telecommunications services	219,190	338,859

Total Operating Revenues	28,506,602	30,178,356

OPERATING EXPENSES
Depreciation	4,625,808	5,213,718
Personnel	4,080,124	4,293,842
Operations, maintenance and telecommunication services	4,448,941	5,611,079
General and administrative	1,707,377	1,701,589
Marketing	603,535	890,167

Total Operating Expenses	15,465,785	17,710,395

OPERATING INCOME	13,040,817	12,467,961

OTHER INCOME (EXPENSES)
Interest income	265,579	330,873
Equity in net (loss) income of associated companies	3,589	(1,390)
Interest expense	(730,731)	(573,805)
Gain on foreign exchange — net	54,933	35,776
Others — net	133,785	236,159

Other income (expenses) — net	(272,845)	27,613

INCOME BEFORE TAX	12,767,972	12,495,574

TAX EXPENSE
Current	(3,337,305)	(3,862,317)
Deferred	(557,627)	(77,065)
	(3,894,932)	(3,939,382)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES	8,873,040	8,556,192

MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES — Net	(2,248,117)	(2,258,582)

NET INCOME	6,624,923	6,297,610

BASIC EARNINGS PER SHARE
Net income per share	331.49	317.83
Net income per ADS (40 Series B shares per ADS)	13,259.60	12,713.20

First Half 2008 Results (Unaudited)

Table 3
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
SIX MONTHS PERIOD ENDED JUNE 30, 2007 AND 2008
(in million Rupiah)

	2007	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	5,487,250	4,505,592
Cellular	11,270,892	11,785,579
Interconnection — net	4,665,000	4,848,022
Joint operation schemes	6,943	607
Data and internet	6,244,605	7,153,888
Other services	470,705	1,030,296
Total cash receipts from operating revenues	28,145,395	29,323,984
Cash payments for operating expenses	(12,363,907)	(11,501,776)
Cash (refund) receipt from customers	390	(20,653)

Cash generated from operations	15,781,878	17,801,555

Interest received	264,676	324,215
Interest paid	(739,100)	(569,790)
Income tax paid	(4,112,766)	(4,992,556)

Net Cash Provided by Operating Activities	11,194,688	12,563,424

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and maturity of time deposits	3,521	41,890
Purchase of temporary investments and placements in time deposits	(105,465)	(22,236)
Proceeds from sale of property, plant and equipment	13,051	5,299
Acquisition of property, plant and equipment	(8,554,418)	(7,606,234)
(Increase) decrease in advances for purchase of property, plant and equipment	790,366	(326,631)
Decrease in advances and others	46,579	15,048
Business combinations, net of cash paid	—	(323,541)
Purchases of intangible assets	—	(12,638)
Acquisition of long-term investments	(5,454)	(28,249)
Cash dividends received	30	645
Advance for acquisition of long-term investments	—	(674)
(Increase) decrease in escrow accounts	679	(41,571)

Net Cash Used in Investing Activities	(7,811,111)	(8,298,892)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid to minority shareholders of subsidiaries	(10,630)	—
Proceeds from short-term borrowings	2,823,000	19,210
Repayments of short-term borrowings	(1,166,667)	(538,824)
Repayments of Medium-term Notes	(465,000)	—
Proceeds from long-term borrowings	11,282	1,015,449
Repayments of long-term borrowings	(1,039,782)	(2,237,826)
Payment for purchase of treasury stock	(876,927)	(1,622,090)
Repayments of promissory notes	(99,165)	(101,355)
Repayments of obligations under capital leases	(13,394)	(19,429)

Net Cash Used in Financing Activities	(837,283)	(3,484,865)

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,546,294	779,667

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(33,697)	22,371

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	8,315,836	10,140,791

CASH AND CASH EQUIVALENTS AT END OF PERIOD	10,828,433	10,942,829

First Half 2008 Results (Unaudited)

Table 4
FINANCIAL RATIOS
June 30, 2007 and 2008

	2007	2008	Growth (%)
Contribution to total fixed lines revenue:
Local & Domestic Long Distance Calls (%)	64.78	63.50	(1.29)
Monthly subscription charges (%)	32.93	34.98	2.05
Installation charges (%)	1.08	0.33	(0.75)
Phone Card — net (%)	0.10	0.09	(0.01)
Others (%)	1.11	1.10	(0.01)
Contribution to total operating revenues:
Cellular (%)	39.99	40.35	0.36
Fixed lines (%)	19.78	17.43	(2.35)
Interconnection (%)	15.86	14.59	(1.27)
Network (%)	0.74	1.66	0.92
Data dan internet (%)	22.04	24.24	2.20
Revenue under RSA (%)	0.82	0.61	(0.21)
Other telecommunications services (%)	0.77	1.12	0.35
EBITDA (Rp billion)	18,191	18,211	0.11
EBITDA margin (%)	63.81	60.34	(3.47)
Operating margin (%)	45.75	41.31	(4.43)
Profit Margin (%)	23.24	20.87	(2.37)
Current ratio (%)	63.61	53.88	(9.74)
Return on Assets (%)	8.28	7.34	(0.94)
Return on Equity (%)	23.05	20.73	(2.33)
Total Liabilities to Equity (%)	153.76	156.61	2.84
Gearing (Net Debt to Equity) (%)	15.33	9.11	(6.22)
Debt to Equity (%)	53.67	45.87	(7.80)
Debt to EBITDA (%)	84.79	76.54	(8.25)
Debt Service Ratio (Times)	2.82	3.10	0.28
EBITDA to Interest Expense (times)	24.89	31.74	6.84
EBITDA to Net Debt (%)	412.84	657.53	244.69
ARPU Fixed line (Rp’000)	169.0	147.0	(13.02)

First Half 2008 Results (Unaudited)

Table 5
FIXED TELEPHONE LINES
June 30, 2007 and 2008

	UNIT	2007	2008	Growth ( % )

Exchange Capacity
Wireline	Lines (’000)	10,515	10,732	2.1
Wireless	Lines (’000)	8,679	14,672	69.0
Total Exchange Cap. (Wireline & Wireless)	Lines (’000)	19,194	25,404	32.4

Installed Lines
Wireline	Lines (’000)	9,693	9,841	1.5
Wireless	Lines (’000)	7,887	12,575	59.4
Total Installed Lines (Wireline & Wireless)	Lines (’000)	17,580	22,416	27.5

Subscribers
Wireline	Lines (’000)	8,330	8,304	(0.3)
Wireless	Lines (’000)	5,073	7,365	45.2
Total Subscribers	Lines (’000)	13,403	15,670	16.9

Public Phone
Wireline	Lines (’000)	376	349	(7.2)
Wireless	Lines (’000)	12	27	116.7
Total Public Phone	Lines (’000)	388	376	(3.2)

Lis Fixed
Wireline	Lines (’000)	8,706	8,654	(0.6)
Wireless	Lines (’000)	5,086	7,392	45.4
Total Lines In Services (Wireline & Wireless)	Lines (’000)	13,791	16,046	16.4

First Half 2008 Results (Unaudited)

Table 6
PRODUCTION
June 30, 2007 and 2008

	UNIT	2007	2008	Growth (%)
Production :
Subscriber
Wireline	Pulses (million)	38,847	32,672	(15.9)
Wireless (exclude data & sms)	second (million)	240,626	347,419	44.4

Public Phone
Wireline	Pulses (million)	3,695	1,998	(45.9)
Wireless (exclude data & sms)	second (million)	1,669	851	(49.0)

Lines in Services — Production
Wireline	Pulses (million)	42,542	34,671	(18.5)
Wireless (exclude data & sms)	Minutes (million)	4,055	6,056	49.3

Productivity Per Average Subscriber Line
Wireline	Pulses/Line	4,664	3,930	(15.7)
Wireless	second/Line	52,104	50,715	(2.7)

Productivity Per Average LIS
Wireline	Pulses/Line	4,886	3,999	(18.1)
Wireless	second/Line	52,324	50,639	(3.2)

First Half 2008 Results (Unaudited)

Table 7
FLEXI PERFORMANCE
June 30, 2007 and 2008

	UNIT	2007	2008	Growth (%)
Customer base
Classy/Postpaid	SSF (’000)	819	763	-6.9
Trendy/Prepaid	SSF (’000)	4,267	6,630	55.4
Total/Blended	SSF (’000)	5,086	7,392	45.4

Net additional
Classy/Postpaid	SSF (’000)	24	(66)	370.2
Trendy/Prepaid	SSF (’000)	885	1,095	-23.7
Total/Blended	SSF (’000)	910	1,029	-13.2

ARPU
Classy/Postpaid	Rp (’000)	116	97	-16.4
Trendy/Prepaid	Rp (’000)	46	33	-28.6
Total/Blended	Rp (’000)	58	41	-29.8

MOU (Minute of use)	mn minutes	4,055	6,056	49.3
SMS	mn messages	884	1,409	59.4

NETWORK
BTS	BTS	1,494	2,677	79.2
Coverage	Cities	235	272	15.7

First Half 2008 Results (Unaudited)

Table 8
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
BALANCE SHEET
June 30, 2007 and 2008
(In billion rupiah)

	2007	2008
ASSETS:
CURRENT ASSETS
Cash and cash equivalents	5,724	5,907
Acct./Unbilled receivables	779	622
Prepayments	1,056	1,621
Others	466	513
Total Current Assets	8,025	8,663

NON-CURRENT ASSETS
Long-term investment	15	20
Property, plant & equipment — net	36,145	41,267
Advances for PPE	145	16
Equipment not used in operations — net	120	49
Intangible assets — net	401	354
Others	30	31
Total Non-current Assets	36,856	41,737
TOTAL ASSETS	44,881	50,400

CURRENT LIABILITIES
Short-term loans	900	—
Accounts payable & Accr. liabilities	5,409	7,053
Taxes payable	1,062	744
Unearned revenue	1,713	1,517
Dividend payable	9,505	10,580
Curr. maturities of med/long-term loans	2,079	3,458
Curr. maturities of oblig. under cap. lease	—	2
Total Current Liabilities	20,668	23,354

NON-CURRENT LIABILITIES
Med/long-term loans — net of current maturities	2,157	2,660
Deferred tax liabilities	2,010	2,225
Others	123	202
Total Non-current Liabilities	4,290	5,087

EQUITY
Capital stock — Rp 1,000,000 par value
Authorized — 650,000 shares
Issued and fully paid — 182,570 shares	183	183
Additional paid-in capital	1,505	1,505
Retained earnings	18,235	20,271
Total Equity	19,923	21,959

TOTAL LIAB. & STOCKHOLDERS’ EQUITY	44,881	50,400

First Half 2008 Results (Unaudited)

Table 9
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
INCOME STATEMENT
Six Months Ended June 30, 2007 and 2008
(In billion rupiah)

	2007	2008
OPERATING REVENUES
Post-paid	2,450	2,196
Prepaid	13,861	15,701
International roaming	260	323
Interconnection: — revenues	1,550	1,571
— expenses	(1,016)	(1,142)
Total Operating Revenues	17,105	18,649

OPERATING EXPENSES
Personnel	625	612
Operation & maintenance	2,977	3,800
General & administrative	387	372
Marketing	394	500
Other operating expenses	835	891
Depreciation	2,755	3,226
Total Operating Expenses	7,973	9,401

EBIT (EARNINGS BEFORE INTEREST & TAXES)	9,132	9,248
OTHER INCOME/(EXPENSES)
Interest income & financing charges	(112)	(179)
Foreign exchange gain	38	22
Others — net	8	39
Other income/(expenses) — net	(66)	(118)

INCOME BEFORE TAX	9,066	9,130
INCOME TAX EXPENSE	2,712	2,782
NET INCOME	6,354	6,348

EBITDA	11,887	12,474
EBITDA Margin	69%	67%

ROA	32%	29%
ROE	66%	65%

First Half 2008 Results (Unaudited)

Table 10
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
OPERATIONAL INDICATORS
June 30, 2007 and 2008

	Unit	2007	2008	Growth (%)
CUSTOMER BASE
Net Additions
kartuHALO	Subs (000)	147	(19)	(112.9)
simPATI	Subs (000)	1,282	5,595	(336.4)
Kartu As	Subs (000)	5,784	(1,023)	(117.7)
Total	Subs (000)	7,214	4,553	(36.9)
Customer base
kartuHALO	Subs (000)	1,809	1,894	4.7
simPATI	Subs (000)	22,660	29,581	30.5
Kartu As	Subs (000)	18,342	20,968	14.3
Total	Subs (000)	42,811	52,443	22.5

MOU (excluding free & incoming mins)	billion minutes	11.3	32.1	184.1

ARPU
Total (6 months average)
kartuHALO	Rp.’000 per mo.	265	224	(15.5)
simPATI	Rp.’000 per mo.	79	70	(11.4)
Kartu As	Rp.’000 per mo.	56	40	(28.6)
Blended	Rp.’000 per mo.	78	63	(19.2)
Non-voice/Data (6 months average)
kartuHALO	Rp.’000 per mo.	47	42	(10.6)
simPATI	Rp.’000 per mo.	22	18	(18.2)
Kartu As	Rp.’000 per mo.	21	21	—
Blended	Rp.’000 per mo.	23	20	(13.0)

NETWORK DATA
Network capacity
Base stations installed (GSM/DCS/3G)	Unit	18,677	23,056	23.4
Overall capacity all network elements	Subs. mln.	45.1	54.8	21.5
Quality of service
Call success rate	%	95.70%	95.01%	(0.7)
Call completion rate	%	99.45%	99.22%	(0.2)

EMPLOYEE DATA
Total employees	person	3,939	4,057	3.0
Efficiency ratio	Subs/employee	10,868	12,927	18.9